Filed Pursuant to Rule 433

Registration Statement No. 333- 203760

Pricing Term Sheet

Harman International Industries, Incorporated

$400,000,000 4.150% Notes due 2025

Pricing Term Sheet

Issuer:	Harman International Industries, Incorporated

Ratings (Moody’s / S&P)*:	Baa3/BBB-

Format:	SEC Registered

Trade Date:	May 6, 2015

Settlement Date:	May 11, 2015 (T+3)

Principal Amount:	$400,000,000

Net Proceeds to Issuer:	We estimate that the net proceeds from the offering of the notes will be approximately $394,744,000 after deducting the underwriting discount, but before expenses.

Maturity:	May 15, 2025

Interest Payment Dates:	Semi-annually on each May 15 and November 15, commencing November 15, 2015

Coupon:	4.150%

Benchmark Treasury:	2.00% due February 15, 2025

Benchmark Treasury Price/Yield:	97-31 / 2.232%

Spread to Benchmark Treasury:	+200 basis points

Yield to maturity:	4.232%

Public Offering Price:	99.336% of the principal amount

Make-Whole Call:	Make-whole at T+30bps (before February 15, 2025 (three months prior to the Maturity Date))

Par Call:	At any time on or after February 15, 2025 (three months prior to the Maturity Date), the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. TD Securities (USA) LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or emailing dg.prospectus_requests@baml.com, or by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751 or emailing: wfsclientsupport@wellsfargo.com.